UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                             (Amendment No. ___)*

                   Under the Securities Exchange Act of 1934

                           PRINTCAFE SOFTWARE, INC.
                               (Name of Issuer)

                   Common Stock, par value $.0001 per share
                        (Title of Class of Securities)

                                  742562 10 1
                                (CUSIP Number)

                                  Paul Kacir
                     General Counsel & Corporate Secretary
                                   Creo Inc.
                               3700 Gilmore Way
                           Burnaby, British Columbia
                                Canada V5G 4M1
                                (604) 451-2700
                                   Copy to:
                              Lee Meyerson, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 21, 2003
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                             (Page 1 of 16 Pages)
--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 742562 10 1                                              Page 2 of 16


________________________________________________________________________________
Item 1.    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Creo Inc.

________________________________________________________________________________
Item 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
Item 3.    SEC USE ONLY



________________________________________________________________________________
Item 4.    SOURCE OF FUNDS*

           WC

________________________________________________________________________________
Item 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)



________________________________________________________________________________
Item 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

________________________________________________________________________________
               Item 7.    SOLE VOTING POWER

  NUMBER OF                    5,795,607

   SHARES      _________________________________________________________________
               Item 8.    SHARED VOTING POWER
BENEFICIALLY
                               0
  OWNED BY
               _________________________________________________________________
    EACH       Item 9.    SOLE DISPOSITIVE POWER

  REPORTING                    5,795,607

   PERSON      _________________________________________________________________
               Item 10.   SHARED DISPOSITIVE POWER
    WITH
                               0

________________________________________________________________________________
Item 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               5,795,607

________________________________________________________________________________
Item 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                            [_]


________________________________________________________________________________
Item 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               54.5%(1)

________________________________________________________________________________
Item 14.   TYPE OF REPORTING PERSON*

                               HC


________________________________________________________________________________

----------
(1) This percentage is based on 10,632,877 shares of Issuer's Common Stock outstanding as of November 13, 2002, as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

                                 SCHEDULE 13D
CUSIP No. 742562 10 1                                              Page 3 of 16


________________________________________________________________________________
Item 1.    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Creo SRL

________________________________________________________________________________
Item 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
Item 3.    SEC USE ONLY



________________________________________________________________________________
Item 4.    SOURCE OF FUNDS*

           WC

________________________________________________________________________________
Item 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)



________________________________________________________________________________
Item 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Barbados

________________________________________________________________________________
               Item 7.    SOLE VOTING POWER

  NUMBER OF                    5,795,607

   SHARES      _________________________________________________________________
               Item 8.    SHARED VOTING POWER
BENEFICIALLY
                               0
  OWNED BY
               _________________________________________________________________
    EACH       Item 9.    SOLE DISPOSITIVE POWER

  REPORTING                    5,795,607

   PERSON      _________________________________________________________________
               Item 10.   SHARED DISPOSITIVE POWER
    WITH
                               0

________________________________________________________________________________
Item 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               5,795,607

________________________________________________________________________________
Item 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                            [_]


________________________________________________________________________________
Item 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               54.5%

________________________________________________________________________________
Item 14.   TYPE OF REPORTING PERSON*

                               CO

________________________________________________________________________________

CUSIP No. 742562 10 1                                              Page 4 of 16


Item 1.           Security and Issuer.

         This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.0001 per share (the "Common Stock"), of Printcafe Software, Inc., a Delaware corporation ("Printcafe" or "Issuer"). The principal executive offices of Issuer are located at Forty 24th Street, Pittsburgh, Pennsylvania 15222.

Item 2.           Identity and Background.

         This Schedule 13D is filed by Creo Inc., a Canadian corporation ("Creo") and Creo SRL, its wholly-owned subsidiary ("Creo SRL" and together with Creo, the "Reporting Persons"). The address of the principal business and principal office of Creo is 3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1. Creo is a world leader in solutions for the graphic arts industry whose core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an original equipment manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

         The address of the principal business and principal office of Creo SRL is 2nd Street, Holetown, St. James, Barbados. Creo SRL was established for financing and investment purposes.

         Set forth on Schedules I and II hereto, which are incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Creo's and Creo SRL's directors and executive officers, as of the date hereof.

         During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers or directors listed in Schedules I and II hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds and Other Consideration.

         Creo used and will use funds from its working capital to pay the purchase price ($3,393,145.60 in total) under the Letter Agreements (as defined below) and any such additional amounts that may become payable thereunder. See Item 4 below.

Item 4.           Purpose of Transaction.

            Pursuant to the terms of letter agreements, executed and delivered on January 21, 2003, between Creo and J. & W. Seligman & Co. Incorporated on behalf of certain funds it advises (the "Seligman Letter Agreements"), Creo has agreed to purchase from such funds a total of 1,078,060 shares of Common Stock at a purchase price of $1.30 per share, for a total purchase

CUSIP No. 742562 10 1                                              Page 5 of 16

price of $1,401,478.00, subject to increase if certain events described in the Seligman Letter Agreements occur within two years after the date of the Seligman Letter Agreements. Such purchase price will be paid by Creo in its common shares or, at the election of the sellers, in cash. The sellers have exercised their election to receive payment in cash of the purchase price and any additional amounts that may become payable pursuant to the terms of the Seligman Letter Agreements.

         On January 21, 2003, Creo and HarbourVest Partners VI--Direct Fund L.P. ("HarbourVest") executed and delivered a letter agreement (as amended and restated on January 29, 2003, the "HarbourVest Letter Agreement" and together with the Seligman Letter Agreements, the "Letter Agreements") pursuant to which Creo agreed to purchase from HarbourVest 1,532,052 shares of Common Stock at a purchase price of $1.30 per share, for a total purchase price of $1,991,667.60. The purchase price specified in the HarbourVest Letter Agreement is subject to increase if certain events described in the HarbourVest Letter Agreement occur within two years after the date of the HarbourVest Letter Agreement. The HarbourVest Letter Agreement provides that such purchase price and any additional amounts will be paid by Creo in its common shares or, at the election of HarbourVest, in cash. HarbourVest exercised its election to receive payment in cash of the purchase price and any additional amounts that may become payable pursuant to the terms of the HarbourVest Letter Agreement.

         On January 30, 2003, pursuant to the terms of the HarbourVest Letter Agreement, Creo and HarbourVest consummated the sale and purchase of 1,532,052 shares of Common Stock.

         The summary descriptions contained in this Schedule 13D of the Letter Agreements are qualified in their entirety by reference to the complete texts of such agreements, which are filed as exhibits hereto and incorporated herein by reference.

         Creo acquired the shares of Issuer's Common Stock pursuant to the HarbourVest Letter Agreement and has agreed to acquire the shares of Issuer's Common Stock pursuant to the Seligman Letter Agreements in order to increase its ownership position in Issuer. Following the signing of the Letter Agreements, Creo contacted Issuer to propose a possible business combination with Issuer. On January 23, 2003, Creo delivered to Printcafe and each of its directors a letter confirming its proposal and outlining various details of the proposal. Among other things, Creo's letter indicated that it proposes to acquire all of the outstanding shares of Issuer's Common Stock at a price of $1.30 per share, payable in Creo common shares based on their average trading price prior to the closing of the transaction and subject to a maximum exchange ratio of 0.169935 Creo shares for each share of Common Stock and a minimum exchange ratio of 0.139037 Creo shares for each share of Common Stock. Creo's proposal is subject to, among other things, negotiation of a satisfactory acquisition agreement. Creo's letter stated that Creo was prepared to meet with Printcafe and its advisors at any time to negotiate the acquisition price and any other terms of Creo's offer as part of Printcafe's process of considering its alternatives. Creo's letter also reconfirmed its earlier statement to Printcafe that Creo viewed its investment in Printcafe as an integral part of its long-term business strategy and accordingly would not consider reducing or disposing of its investment in Printcafe or participating in any

CUSIP No. 742562 10 1                                              Page 6 of 16

transaction that had that effect.

         Copies of Creo's press release announcing the Letter Agreements and its proposal to Issuer, and Creo's January 23 letter to Issuer's board of directors, are attached as exhibits to this Schedule 13D and are incorporated by reference herein.

         The Reporting Persons expect to pursue discussions with Issuer actively, but cannot predict the timing or results of such discussions, including whether such discussions result in agreement on the terms of any transaction between the Reporting Persons and Issuer or the possible terms thereof. Additionally, Creo from time to time has had discussions with other stockholders of Issuer concerning their investment intentions with respect to the shares of Common Stock they hold, and it is possible that the Reporting Persons could, among other things, enter into agreements with one or more of these other stockholders to acquire shares of Common Stock held by such stockholders, although the Reporting Persons have no agreement or understanding at this time with such other stockholders regarding purchases or sales of shares of Common Stock held by such stockholders. The Reporting Persons continue to review and evaluate Issuer's business, operations and prospects and their investment in Issuer. Upon the basis of such review and evaluation, as well as general economic and industry conditions existing at the time and other factors that the Reporting Persons may deem material to their investment in Issuer, the Reporting Persons may consider from time to time alternatives with respect to their investment in Issuer in addition to those described above. These alternatives may include acquiring additional shares of Issuer's Common Stock from time to time in open market transactions, by tender or exchange offer or otherwise, or (although this is not the Reporting Persons' current intention or expectation) disposing of some or all of their holdings of Issuer's Common Stock from time to time in open market transactions, through privately negotiated sales, through a registered public offering or otherwise.

         Other than as described above, the Reporting Persons have no current plans or proposals that relate to or would result in (i) the acquisition or disposition of Issuer's Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of Issuer, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Issuer; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer's business or corporate structure; (vii) any changes in Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any other person; (viii) causing a class of equity securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5.           Interest in Securities of Issuer.

         Creo SRL is the beneficial owner of a total of 5,795,607 shares of Issuer's Common Stock, including (i) 3,185,495 shares beneficially owned by Creo SRL prior to or acquired in connection with Issuer's initial public offering of Common Stock in June, 2002 (the "IPO"),

CUSIP No. 742562 10 1                                              Page 7 of 16

of which 18,588 shares are shares of Issuer's Common Stock issuable upon the exercise of warrants that are currently exercisable, (ii) 1,532,052 shares purchased pursuant to the HarbourVest Letter Agreement and (iii) 1,078,060 shares to be purchased pursuant to the Seligman Letter Agreements.

         Creo SRL has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer's Common Stock owned by it, except to the extent that the Letter Agreements provide for the payment to the sellers thereunder of additional amounts based on the proceeds received by the Reporting Persons upon the disposition of their shares of Printcafe Common Stock in certain situations described in the Letter Agreements (see Item 4 above). Creo, by virtue of its ownership of all of the capital stock of Creo SRL, is the beneficial owner of all of Issuer's Common Stock owned by Creo SRL.

         To the best knowledge of the Reporting Persons as of the date hereof, no executive officers or directors of the Reporting Persons have legal or beneficial ownership of any shares of Issuer's Common Stock and there have been no transactions in the shares of Issuer's Common Stock effected during the past 60 days by the Reporting Persons nor, to the best knowledge of the Reporting Persons, by any executive officers or directors of the Reporting Persons, except as described in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

         Creo entered into a strategic alliance agreement with Printcafe in February 2000 and amended the agreement in December 2001. In that agreement, Creo agreed with Printcafe to undertake joint sales and marketing efforts, not to compete, directly or indirectly, with each other's business, not to invest in, own, manage, operate, finance, control or participate in the ownership, management, operation or control of, any business that competes with the other's business and not to solicit the employment of each other's employees. Under the agreement, Creo has the right to sell any of Printcafe's products or the products of any of its subsidiaries or affiliates anywhere in the world, subject to their pricing guidelines, and Printcafe will reimburse Creo for its costs incurred in connection with sales of the products. Printcafe is required to provide its products to Creo on terms that are at least as favorable as those offered to others. Under the terms of this agreement, Creo has an exclusive and perpetual right to provide, and has a right of first refusal to develop, any content management and workflow products for Printcafe. If Creo develops any of these products for Printcafe, Printcafe is required to reimburse Creo's development costs and Printcafe and Creo would jointly own the technology. Any improvement, modification, or development of an existing product of Creo would remain its sole property, and Printcafe would have to license it from Creo. The agreement also provides that Printcafe shall establish a Product Steering Committee and an Operations Committee that would advise Printcafe's board of directors. Under the agreement, Creo is entitled to representation on both committees, established to advise Printcafe's board of directors with respect to strategic decisions relating to Printcafe. The agreement provides Printcafe with a right of first refusal to develop Creo's e-commerce services. The agreement does not have a specified termination date. Either Printcafe or Creo may terminate the agreement upon the occurrence of certain events,

CUSIP No. 742562 10 1                                              Page 8 of 16

including the breach of the agreement by the other party. In addition, Creo may terminate the agreement at any time beginning two years after the time it no longer holds any shares of Printcafe.

         Creo entered into a sales channel agreement with Printcafe in December 2001. Under the terms of this agreement, Creo has agreed to provide sales representatives to sell Printcafe's software solutions to printers and pre-press providers in North America, and Printcafe has agreed to reimburse some of Creo's costs and pay it a commission on those sales. Neither party is obligated to continue the sales channel agreement beyond 2002. Either Printcafe or Creo may terminate the agreement upon the occurrence of certain events, including the breach of the agreement by the other party. In addition, Creo may terminate the agreement if Printcafe appoints another third-party sales representative to printers and pre-press providers in North America.

         In December 2001, Printcafe entered into a $23.6 million credit agreement with Iris Graphics Inc., a wholly-owned subsidiary of Creo ("Iris Graphics"). Upon completion of Printcafe's IPO, the outstanding principal balance of this loan began to bear interest at an annual rate of 4.0%, and Printcafe is no longer required to satisfy the financial covenants set forth in the loan agreement. Printcafe's obligations under this agreement are secured by substantially all of its tangible and intangible property. The credit agreement also contains restrictive covenants affecting Printcafe's business, including limitations on product development expenditures, capital expenditures, and investments, and on its ability to incur additional indebtedness and pay dividends.

         Pursuant to the credit agreement, Iris Graphics agreed to make a term loan to Printcafe and as a condition precedent to Iris Graphics' obligation to make the term loan, Printcafe entered into a Guarantee and Collateral Agreement with Iris Graphics under which each of the guarantors signatory thereto jointly and severally guaranteed to Iris Graphics the prompt and complete payment and performance by Printcafe of its obligations under the term loan.

         In June 2002, Printcafe amended the loan agreement with Iris Graphics. Pursuant to this amendment, upon completion of the IPO, Printcafe repaid $11.8 million of the outstanding principal balance of the loan.

         In connection with Issuer's IPO, Creo, together with the directors and officers of Issuer and certain of its stockholders, entered into a customary agreement with the underwriters of the IPO in which they agreed not to sell or otherwise dispose of, file a registration statement with the SEC in respect of, or take certain other actions relating to, the shares of Common Stock they own for a period ending 180 days after June 18, 2002, in each case without the prior written consent of UBS Warburg on behalf of the underwriters. This agreement expired in December 2002.

         In connection with the initial investments by the Reporting Persons in Issuer, they and certain other stockholders entered into a registration rights agreement with Issuer. The registration rights agreement, as amended to date, provides that, subject to certain limitations, the stockholders may require, on two occasions beginning six months after the date of Issuer's IPO, that Issuer use its best efforts to register their securities for public resale, provided, among other limitations, that the proposed aggregate selling price, net of any underwriters' discounts or

CUSIP No. 742562 10 1                                              Page 9 of 16

commissions, is at least $10 million.

         If Issuer registers any Common Stock either for its own account or for the account of other security holders, the stockholders who are party to the registration rights agreement are entitled to include their shares of Common Stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. In addition, the holders of at least 5% of Issuer's Common Stock who are party to the registration rights agreement may also require Issuer, not more than twice in any twelve-month period, to register all or a portion of their securities on Form S-3 when the use of that form becomes available to Issuer, provided, among other limitations, that the proposed aggregate selling price, net of any underwriters' discounts or commissions, is at least $1 million.

         Pursuant to the Letter Agreements, Creo agreed to purchase the shares of Common Stock described in Item 4 of this Schedule 13D.

         Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or Schedule II is a party to any contract, arrangement, understanding or relationship with respect to any securities of Issuer.


Item 7.           Material to be Filed as Exhibits.

EXHIBIT   DESCRIPTION
-------   -----------

     1 Amended and Restated Strategic Alliance Agreement dated December 31, 2001 between Printcafe and Creo Products, Inc. (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27,
          2002).

     2 2002 Sales Channel Agreement dated as of January 1, 2002 between Printcafe, Creo Products Inc., and CreoScitex America, Inc. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

     3 Credit Agreement dated December 31, 2001 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.12(a) to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

     4 Amendment No. 1, dated as of June 10, 2002, to the Credit Agreement between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.12(b) to Amendment No. 6 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed June 13, 2002).

     5 Guarantee and Collateral Agreement dated as of December 31, 2001 made by Printcafe and certain of its subsidiaries in favor of Iris Graphics Inc. (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Printcafe's

CUSIP No. 742562 10 1                                             Page 10 of 16

          Registration Statement on Form S-1 (No. 333-82646) filed March 27,
          2002).

     6 Prepayment Agreement dated as of March 25, 2002 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.36 to Amendment No. 2 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed April 17, 2002).

     7 Waiver Letter dated February 11, 2002 from Iris Graphics Inc. (incorporated by reference to Exhibit 10.37 to Amendment No. 2 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed April 17, 2002).

     8 Waiver of Compliance dated May 18, 2002 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.39 to Amendment No. 5 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed June 3, 2002).

     9 Fifth Amended and Restated Investors' Rights Agreement (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27,
          2002).

     10 Letter Agreements between Creo and certain funds for which J. & W. Seligman & Co. Incorporated acts as investment adviser (filed herewith).

     11 Letter Agreement between Creo and HarbourVest Partners VI--Direct Fund L.P. (filed herewith).

     12   Press release issued by Creo on January 22, 2003 (filed herewith).

     13 Letter, dated January 23, 2003 from Creo to the Printcafe Board of Directors (filed herewith).

     14   Joint Filing Agreement (filed herewith).

CUSIP No. 742562 10 1                                             Page 11 of 16


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           CREO INC.


                           By: /s/ Mark Dance
                               ------------------------------
                               Name:  Mark Dance
                               Title: Chief Financial Officer


                           CREO SRL



                          By: /s/ Tran Chung
                              ---------------------------------
                              Name:  Tran Chung
                              Title: Manager of Creo SRL

Dated: January 31, 2003

CUSIP No. 742562 10 1                                             Page 12 of 16


                                 EXHIBIT INDEX

EXHIBIT   DESCRIPTION
-------   -----------

     1 Amended and Restated Strategic Alliance Agreement dated December 31, 2001 between Printcafe and Creo Products, Inc. (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27,
          2002).

     2 2002 Sales Channel Agreement dated as of January 1, 2002 between Printcafe, Creo Products Inc., and CreoScitex America, Inc. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

     3 Credit Agreement dated December 31, 2001 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.12(a) to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

     4 Amendment No. 1, dated as of June 10, 2002, to the Credit Agreement between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.12(b) to Amendment No. 6 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed June 13, 2002).

     5 Guarantee and Collateral Agreement dated as of December 31, 2001 made by Printcafe and certain of its subsidiaries in favor of Iris Graphics Inc. (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

     6 Prepayment Agreement dated as of March 25, 2002 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.36 to Amendment No. 2 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed April 17, 2002).

     7 Waiver Letter dated February 11, 2002 from Iris Graphics Inc. (incorporated by reference to Exhibit 10.37 to Amendment No. 2 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed April 17, 2002).

     8 Waiver of Compliance dated May 18, 2002 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.39 to Amendment No. 5 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed June 3, 2002).

     9 Fifth Amended and Restated Investors' Rights Agreement (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27,
          2002).

CUSIP No. 742562 10 1                                             Page 13 of 16



     10 Letter Agreements between Creo and certain funds for which J. & W. Seligman & Co. Incorporated acts as investment adviser (filed herewith).

     11 Letter Agreement between Creo and HarbourVest Partners VI--Direct Fund L.P. (filed herewith).

     12   Press release issued by Creo on January 22, 2003 (filed herewith).

     13 Letter, dated January 23, 2003 from Creo to the Printcafe Board of Directors (filed herewith).

     14   Joint Filing Agreement (filed herewith).

CUSIP No. 742562 10 1                                             Page 14 of 16


                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                                   CREO INC.

         The following table sets forth the name, residence or business address and present principal occupation or employment (if other than with Creo) of each director and executive officer of Creo Inc. Except as indicated below, each such person is a Canadian citizen, and, unless otherwise indicated, the business address of each such person is 3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1.


                                                                                    PRESENT PRINCIPAL
NAME AND                                                                            OCCUPATION OR
BUSINESS ADDRESS                                OFFICE                              EMPLOYMENT

Board of Directors

Amos Michelson                                  Chief Executive Officer             Chief Executive Officer, Creo Inc.

Charles E. Young                                Chairman of the Board               President and Chief Executive Officer,
                                                                                    Marin Investments Ltd.

Yeoshua Agassi                                  Director                            Chief Executive Officer, Scitex
P.O. Box 330                                                                        Corporation Ltd.
Herzlia Industrial Park
46103 Herzlia B
Israel
(Israeli citizen)

Douglas A. Brengel                              Director                            Senior Managing Director, West Coast
920 Avondale Road                                                                   Technology Group, Salomon Smith
San Marino, California, U.S.A.                                                      Barney, Inc.
(U.S. citizen)

Mark Dance                                      Director                            Chief Financial Officer and Chief
                                                                                    Operating Officer, Creo Inc.

Norman B. Francis                               Director                            Chairman, Pivotal Corporation
2576 Bellevue
West Vancouver, British Columbia,
Canada

Kenneth A. Spencer                              Director                            Corporate Director
7432 Tamarind Drive
Vancouver, British Columbia,
Canada

CUSIP No. 742562 10 1                                             Page 15 of 16


                                                                                    PRESENT PRINCIPAL
NAME AND                                                                            OCCUPATION OR
BUSINESS ADDRESS                                OFFICE                              EMPLOYMENT

Morgan Sturdy                                   Director                            Corporate Director
5410 Marine Drive
West Vancouver, British Columbia,
Canada

Executive Officers Who Are Not
Directors

Dan Gelbart                                     President and Chief Technology
                                                Officer

Judi Hess                                       President, Graphic Arts

Paul Kacir                                      General Counsel and Corporate
                                                Secretary

CUSIP No. 742562 10 1                                             Page 16 of 16

                                  SCHEDULE II

                       DIRECTORS AND EXECUTIVE OFFICERS
                                   CREO SRL

         The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of Creo SRL. Except as indicated below, each such person is a Canadian citizen, and, unless otherwise indicated, the business address of each such person is 2nd Street, Holetown, St. James, Barbados.


                                                                                    PRESENT PRINCIPAL
NAME AND                                                                            OCCUPATION OR
BUSINESS ADDRESS                                OFFICE                              EMPLOYMENT

Board of Directors

Christopher G. Evans                            Director and President              Chartered
(Barbadian citizen)                                                                 Accountant
3 Harbour View Road
Lodge Hill
St. Michael
Barbados

Tran Chung                                      Director                            Director of Tax, Creo Inc.

Ronit Dulberg                                   Director                            Vice President, Creo IL Ltd.
(Israeli citizen)

Karen Maman                                     Director                            Vice President, Creo Europe S.A.
(Israeli citizen)